File No. 70-9191


               SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549


               __________________________________

                         AMENDMENT NO. 1
                               TO
                            FORM U-1
               __________________________________



                   APPLICATION OR DECLARATION

                            under the

           PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                              * * *

              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215


           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215


                              * * *


              AMERICAN ELECTRIC POWER COMPANY, INC.
             1 Riverside Plaza, Columbus, Ohio 43215
             (Name of top registered holding company
             parent of each applicant or declarant)

                              * * *

                A. A. Pena, Senior Vice President
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215

               John F. Di Lorenzo, Jr., Secretary
           AMERICAN ELECTRIC POWER SERVICE CORPORATION
             1 Riverside Plaza, Columbus, Ohio 43215
           (Names and addresses of agents for service)



     American Electric Power Company, Inc. ("AEP"), a holding company registered under the Public Utility Holding Company Act of 1935 ("1935 Act"), and American Electric Power Service Corporation ("AEPSC"), a service company subsidiary of AEP (hereinafter collectively referred to as the "Applicants"), hereby amend their Application or Declaration on Form U-1 in File No. 70-9191 by adding the following after the fourth paragraph of Item 1:
          "The amount of rent guaranteed by AEP for the remainder of the initial term is approximately
     $5,400,000. Assuming AEPSC exercises one or more of its renewal options, the amount of rent guaranteed by AEP during each five year extension would equal the fair market rental value of the Canton Computer Center;
     provided, however, that the amount of rent guaranteed during any such five year extension would not exceed $2,300,000."
                            SIGNATURE
     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.
                    AMERICAN ELECTRIC POWER COMPANY, INC.


                    By:_/s/ G. P. Maloney___________
                       G. P. Maloney, Vice President


                    AMERICAN ELECTRIC POWER SERVICE CORPORATION


                    By:_/s/ G. P. Maloney___________
                       G. P. Maloney, Vice Chairman


Date:  April 13, 1998